Exhibit 6.4

MANAGEMENT AGREEMENT

THIS MANAGEMENT AGREEMENT (this "Agreement") is made effective this 1st day of January

Octobe , 2022 (the "Effective Date"), between Paul Strickland ("Manager"), and Humble Energy, Inc., a Florida corporation ("HUML" or the “Company”) each a “Party” and collectively the “Parties”.

WHEREAS, HUML wishes to retain Manager for corporate restructuring purposes (the “Restructuring”).

WHEREAS, Manager will perform certain activities for HUML with full power and authority thereof, that will include, but not be limited to; (i) General Management, (ii) legal representative, (iii) administration, (iv) hiring of Third Party Service Providers, (v) providing financing support, (vi) providing investment support, (vii) provide capital markets advisory services, (viii) service as a designee, assignee, Director, and/or Officer of HUML (collectively, the “Management Services”).

WHEREAS, Manager has the staff, expertise and capability to perform under the terms of this Agreement and the Management Services for the Company.

WHEREAS, Manager may also own a majority or minority stake in the Company, and be a Holder of Majority Control of the Company either through the ownership of securities with certain rights or privileges or through contractual agreements, through one or more entities controlled by Manager.

WHEREAS, Members of the Manager may also have Employment Agreements with the Company.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements contained in this Agreement and other good and valuable consideration not recited in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Term of Agreement. The Term of this Agreement shall commence upon the signing date and end 60 months after that date (the “Term”);

2.	Management Services. The Manager agrees that it will generally provide the following specified services through its officers and employees during the Term specified;

a.	Consult and assist HUML in Restructuring and executing the requisite agreements, filings, subscriptions to ensure success in Restructuring.

b.	Manage all agreed upon activities for HUML including, but not limited to; reviewing business plans, strategies, budgets, proposed transactions, marketing and sale of HUML assets or products, and other plans for the purpose of advancing the success of the HUML and any and all other Management Services as required.

c.	Conduct requisite administrative work for HUML.

d.	Retain other service providers on behalf of HUML to successfully complete the Management Services as needed.

3.	Allocation of Time and Energies. The Manager hereby promises to perform and discharge faithfully the responsibilities which may be assigned to the Manager from time to time by the officers and duly authorized representatives of the HUML in connection with the conduct of its Management Services, so long as such activities are in compliance with applicable securities laws and regulations.

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4.	Management Fees. For undertaking this engagement and for other good and valuable consideration, the HUML will pay to the Manager Management Fees as follows:

a.	Manager shall be paid $240,000 per twelve (12) month period (the “Cash Management Fee”) for the Management Services commencing upon execution of this Agreement and is retroactive to January 1, 2022.

b.	Manager will also be paid in shares of Company stock based on the actual cost (not cost-plus) to Manager in providing the Management Services to Company parri passu with every dollar of the Cash Management Fee to be paid to Manager. Such Stock-for-Services shall be valued at the average closing price of the Company Stock per fiscal quarter, minus a fifty percent (50%) discount.

c.	Any Stock received by Manager pursuant to the terms of this Agreement may not be sold by Manager for two (2) years from the date of such Stock’s issuance (but not including the Signing Bonus Shares).

d.	At Managers discretion, and in lieu of receiving any cash fees included herein (collectively, the “Cash-based Compensation”), Manager may elect to convert any of the Cash-based Compensation that is either; (i) past due, (ii) to be paid in the future, (iii) any combination thereof, into one or more convertible promissory notes.

i.	Any amounts due to Manager that remain unpaid, for a period of not less than 90-days, may be converted, at the option of the Manager, into common stock of the Company at a conversion rate equal to a 75% discount from the lowest 30 day trailing bid prior to conversion by the Manager.

e.	A $50,000 Early Termination Fee shall be due subject to the provisions of Section 6 below upon Termination by the Company.

f.	The Management Fee shall be fully paid and nonassessable and constitute payment for Manager's agreement to provide Management Services and is non-refundable, non-apportionable, and non-ratable; such shares of stock mentioned herein are not a pre-payment for future services. If Company decides to terminate this Agreement prior to the Term for any reason whatsoever, it is agreed and understood that the Manager will not be requested or demanded by Company to return any of the shares issued hereunder. It is understood that the Management Fee shares contemplated herein pursuant to this Agreement shall be in the name of Selkirk Global Holdings. The shares contemplated by this agreement are to be issued by the Transfer Agent as follows:

Paul Strickland
Address:	120 State Ave NE, Suite 1014
Olympia, WA 98501

EIN:

Wire Transfer Details:

Bank Name: US Bank

Account Name: Paul Strickland

Routing #:

Account #:

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k.	Notwithstanding anything to the contrary set forth in this Agreement, in the event of a “Change of Control” of the Company, Manager shall be entitled to receive (prior to the close of any such Change of Control) any remaining Stock-based compensation to which Manager would have been entitled (i) for the full value of the Services that Manager would have provided to Company hereunder during the full Term of this Agreement absent such Change of Control. In addition to the foregoing, in the event of a Change of Control of Company, Manager shall be entitled to receive and exercise (prior to the close of any such Change of Control) any and all corresponding warrants to which it is entitled with respect to this Agreement. For purposes of this Section 3(k), a “Change in Control” shall mean; (a) the closing of the sale, transfer or other disposition of all or substantially all of the Company’s assets, (b) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of Company immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of the capital stock of Company or the surviving or acquiring entity), or any transaction or series of transactions to which Company is a party in which in excess of fifty percent (50%) of Company’s voting power is transferred, or (c) the exclusive license of all or substantially all of the intellectual property of Company to a third party.

5.	Indemnification. HUML warrants and represents that all oral communications, written documents or materials furnished to Manager by HUML and with respect to financial affairs, operations, profitability and strategic planning are accurate and Manager may rely upon the accuracy thereof without independent investigation. HUML will protect, indemnify and hold harmless Manager against any claims or litigation including any damages, liability, cost and reasonable attorney's fees as incurred with respect thereto resulting from Manager's communication or dissemination of any said information, documents or materials excluding any such claims or litigation resulting from Manager's communication or dissemination of information not provided or authorized by HUML.

6.	Termination: This Agreement may be terminated prior to the Term, for any reason, by Manager or HUML. Notwithstanding this Agreement being Terminated prior to the full Term hereof, the Indemnification in Section 5 of this Agreement, and exhibits thereof, shall remain in effect, and any unpaid fees or expenses in Section 4 shall still be due to Manager, including, but not limited to the Early Termination Fee.

7.	Representations. Manager represents that, other than the licenses and accreditations it already possesses, it is not required to maintain any licenses and registrations under federal or any state regulations necessary to perform the services set forth herein. Manager acknowledges that, to the best of its knowledge, the performance of the services set forth under this Agreement will not violate any rule or provision of any regulatory agency having jurisdiction over Manager. Manager further acknowledges that it is not a securities Broker Dealer or a registered investment advisor.

8.	Legal Representation. HUML acknowledges that it has been represented by independent legal counsel in the preparation of this Agreement. Manager represents that it has consulted with independent legal counsel and/ or its financial and business advisors, to the extent the Manager deemed necessary.

9.	Status as Independent Contractor. Manager's engagement pursuant to this Agreement shall be as independent contractor with certain rights and privileges. Neither Party to this Agreement shall represent or hold itself out to be the employer or employee of the other. Manager further acknowledges the consideration provided hereinabove is a gross amount of consideration and that HUML will not withhold from such consideration any amounts as to income taxes, social security payments or any other payroll taxes. All such income taxes and other such payment shall be made or provided for by Manager, and HUML shall have no responsibility or duties regarding such matters. Neither HUML nor the Manager possess the authority to bind each other in any agreements without the express written consent of the entity to be bound.

10.	Attorney’s Fee. If any legal action or any arbitration or other proceeding is brought for the enforcement or interpretation of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with or related to this Agreement, the successful or prevailing Party shall be entitled to recover reasonable attorneys' fees and other costs in connection with that action or proceeding, in addition to any other relief to which it or they may be entitled.

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11.	Waiver. The waiver by either Party of a breach of any provision of this Agreement by the other Party shall not operate or be construed as a waiver of any subsequent breach by such other Party.

12.	Notices. All notices, requests, and other communications hereunder shall be deemed to be duly given if sent by U.S. mail, postage prepaid, addressed to the other Party at the address as set forth herein below:

To the Manager:

Paul Strickland

120 State Ave NE, Suite 1014

Olympia, WA 98501

To the Company:
Humble Energy, Inc.
447 Broadway

2nd Floor, Unit 103
New York, NY 10013

13.	Miscellaneous: This Agreement sets forth the entire understanding of the parties relating to the subject matter hereof, and supersedes and cancels any prior communication, understandings and agreements between the Parties. This Agreement cannot be modified or changed, nor can any of its provisions be waived, except by written agreement signed by all Parties. It is understood that either Party may change the address to which notices for it shall be addressed by providing notice of such change to the other Party in the manner set forth in this paragraph.

14.	Choice of Law, Jurisdiction and Venue. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of Florida, UNITED STATES. The Parties agree that the Superior Court for the State of Florida will be the venue of any dispute and will have jurisdiction over all Parties.

15.	Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the alleged breach thereof or relating to Manager's activities or remuneration under this Agreement, shall be settled by binding arbitration in Florida in accordance with the applicable rules of the American Arbitration Association, judgment on the award rendered by the arbitrator(s) shall be binding on the Parties and may be entered into any court having jurisdiction as provided by Paragraph 14 herein. The provisions and successor statutes permitting expanded discovery proceedings shall be applicable to all disputes that are arbitrated under this paragraph.

16.	Complete Agreement. This Agreement contains the entire agreement of the Parties relating to the subject matter hereof. This Agreement and its terms may not be changed orally but only by an agreement in writing signed by the Party against whom enforcement of any waiver, change, modification, extension or discharge is sought.

[signatures on following page]

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IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

AGREED TO:

“Manager” Paul Strickland

By:	/s/ Paul Strickland
Paul Strickland

“Company” Humble Energy, Inc.

By:	/s/ Paul Strickland
Paul Strickland - Director

On behalf of the Board of Directors

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